High Roller Technologies, Inc.

400 South 4th Street, Suite 500-#390

Las Vegas, Nevada 89101

(702) 509-524

By Electronic Mail Only

February 2, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C 20549
Attention: Jenna Hough

Re: High Roller Technologies, Inc.
Amendment No.1 to Registration Statement on Form S-1
Submitted January 18, 2024
File No. 333-276176

Dear Ms. Hough:

High Roller Technologies, Inc. (the “Company,” “we,” “us” or “our”) hereby submits this letter in response to comments from staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in its letter dated January 31, 2024 (the “Comment Letter”), relating to Amendment No.1 to Registration Statement on Form S-1, File No. 333-276176, filed with the Commission on January 18, 2024. We are concurrently submitting via EDGAR Amendment No.2 to the Registration Statement (“Amendment No.2”).

For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is our response to that comment, including, where applicable, a page reference to the location of changes made in Amendment No.2 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to those terms in Amendment No.2.

Risk Factors

Our amended and restated certificate..., page 37

1.	The description of your exclusive forum provision does not appear to match the exclusive forum provision contained in your amended and restated certificate of incorporation. For example, your disclosure indicates that the exclusive forum provision is limited to state law claims, which is not specified in your certificate of incorporation. In addition, the actions covered by the exclusive forum provision in the disclosure are not consistent with those in your certificate of incorporation. Further, your certificate of incorporation designates an alternative court if the Court of Chancery does not have jurisdiction and indicates that the federal district courts are, to the fullest extent permitted by law, the sole and exclusive forum for claims under the Securities Act of 1933, but this is not explained in your disclosure. Please advise and revise accordingly.

RESPONSE: We have revised our disclosures to match exclusive forum provisions given within the certificate of incorporation as amended. Please see pages 37 and 80.

Use of Proceeds, page 39

2.	Please explain how you determined net proceeds would be $11,619,998.

RESPONSE: We have updated our disclosures to reflect estimated net proceeds of $11,580,000 which principally gives effect to additional accounting costs. Our estimate is based on 1.5 million shares being sold in the IPO at $9.00 per share, the midpoint of the range set forth on the prospectus cover page, to yield gross proceeds of $13,500,000. Our estimate gives effect to underwriting commissions and non-accountable expense allowance that total to $1,080,000, and other offering expenses, principally accounting, legal, filing and listing fees of $840,000. Please see Part II, Item 13 of the registration statement.

Division of Corporation Finance

United States Securities and Exchange Commission

February 2, 2024

Dilution, page 41

3.	It appears the net tangible book value as of September 30, 2023 equals total stockholders’ equity at September 30, 2023. Please tell us your consideration of excluding any intangible assets that cannot be sold separately from all other assets of the business and excluding any other intangible asset for which recovery of book value is subject to significant uncertainty or illiquidity.

RESPONSE: We have updated the calculation of net tangible book value to properly exclude intangible assets previously included in the calculation. Please see pages 41 and 42.

We thank the Staff in advance for its review of the foregoing and of Amendment No.2. If you have further comments, we ask that you forward them by electronic mail to our counsel, Aaron A. Grunfeld Esq., at agrunfeld@grunfeldlaw.com or by telephone at (310) 788-7577.

Very truly yours,

/s/ Ben Clemes
Chief Executive Officer